Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-173587

May 11, 2011

China Zenix Auto International Limited

China Zenix Auto International Limited, or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: Morgan Stanley & Co. International plc toll-free at 1-866-718-1649 (calling this number from outside the United States is not toll-free). You may also access the Company’s most recent prospectus dated May 11, 2011 by visiting EDGAR on the SEC website at

http://www.sec.gov/Archives/edgar/data/1506756/000119312511135078/df1a.htm .

This free writing prospectus reflects the amendments that were made in Amendment No. 4 to the Company’s registration statement on Form F-1, or Amendment No. 4, as filed via EDGAR with the SEC on May 11, 2011. The revised disclosure, as set forth in the following sections or subsections of the preliminary prospectus which forms part of Amendment No. 4, relates to the revised estimated initial public offering price that we currently anticipate to be between US$6.00 and US$8.00 per ADS:

•	Outside front cover page of the prospectus;

•	Prospectus Summary–The Offering;

•

Risk Factors–Risks Relating to Our ADSs and This Offering–Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution;

•	Use of Proceeds;

•	Capitalization; and

•	Dilution.

The information in this prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor any of the selling shareholders is soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued May 11, 2011

12,900,000 American Depositary Shares

China Zenix Auto International Limited

REPRESENTING 51,600,000 ORDINARY SHARES

—————————

China Zenix Auto International Limited is offering 11,610,000 American depositary shares, or ADSs, and a selling shareholder is offering 1,290,000 ADSs. Each ADS represents four ordinary shares. This is our initial public offering and no public market currently exists for our ADSs or ordinary shares. We anticipate the initial public offering price will be between US$6.00 and US$8.00 per ADS.

We have applied for the listing of the ADSs on the New York Stock Exchange under the symbol “ZX.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 13.

PRICE US$             AN ADS

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company	Proceeds to the Selling Shareholder
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$

The selling shareholders have granted the underwriters an option to purchase up to additional 1,935,000 ADSs to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about             , 2011.

—————————

MORGAN STANLEY

WILLIAM BLAIR & COMPANY	OPPENHEIMER & CO.

            , 2011

THE OFFERING

Offering price	We currently expect that the initial public offering price will be between US$6.00 and US$8.00 per ADS.

ADSs offered by us	11,610,000 ADSs

ADSs offered by Richburg Holdings Limited, a selling shareholder	1,290,000 ADSs

ADSs outstanding immediately after this offering	12,900,000 ADSs

Ordinary shares outstanding immediately after this offering	206,440,000 ordinary shares

The ADSs	Each ADS represents four ordinary shares, par value US$0.0001 per share. The ADSs may be evidenced by ADRs.

The depositary will hold the ordinary shares underlying your ADSs, and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and owners and holders of ADSs from time to time.

If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange of ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If an amendment becomes effective and you continue to hold your ADSs, you will be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read “Description of American Depositary Shares” in this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	The Bank of New York Mellon

Over-allotment option	The selling shareholders have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to additional 1,935,000 ADSs at the initial public offering price, less underwriting discounts and commissions.

Use of proceeds

We estimate that we will receive net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, of approximately US$70.3 million, assuming an initial public offering price of

US$7.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus. We intend to use the net proceeds we receive from this offering for the following purposes:

•

approximately US$42.2 million for manufacturing facility expansion, with approximately US$25.2 million for the expansion of our steel wheel manufacturing facilities in the PRC, approximately US$5.9 million for the establishment of a new steel wheel manufacturing facility in India, and approximately US$11.1 million for the establishment of a new aluminum wheel manufacturing facility in the PRC;

•

approximately US$4.7 million for the expansion and enhancement of our research and development activities in order to further broaden our product offerings, including expanding our research and development centers in the PRC and collaborating with leading industry experts, as well as recruiting additional trained personnel;

•

approximately US$2.9 million for the expansion and strengthening of our PRC aftermarket distribution network and increasing the size of our sales and marketing team and the level of our promotional activities in the PRC, with a particular focus on increasing penetration of medium- and small-sized cities and rural areas;

•

approximately US$2.9 million for the expansion of our international sales in India, select countries in Southeast Asia and the Middle East, North America, Europe and possibly other markets, including through increasing our sales and marketing activities internationally, expanding our network of distributors and potentially entering into strategic acquisitions or other partnerships to increase our penetration of those markets; and

•	the remaining portion for working capital and general corporate purposes.

We will not receive any proceeds from the sale of ADSs by the selling shareholders. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in the ADSs.

Lock-up	We, our directors, our executive officers and all of our existing shareholders have agreed with the underwriters not to sell, transfer or otherwise dispose of any of our ordinary shares, ADSs or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Underwriting.”

Listing	We have applied for the listing of the ADSs on the New York Stock Exchange, or the NYSE, under the symbol “ZX.” Our ordinary shares will not be listed on any other exchange or quoted for trading on any over-the-counter trading systems.

RISK FACTORS

Risks Relating to Our ADSs and This Offering

Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase our ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$2.59 per ADS, representing the difference between our net tangible book value per ADS as of December 31, 2010, after giving effect to this offering, and an assumed initial public offering price of US$7.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, of approximately US$70.3 million, assuming an initial public offering price of US$7.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$7.00 per ADS would increase (decrease) the net proceeds received by us from this offering by US$10.8 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of ADSs by the selling shareholders.

We intend to use the net proceeds we receive from this offering for the following purposes:

•

approximately US$42.2 million for manufacturing facility expansion, with approximately US$25.2 million for the expansion of our steel wheel manufacturing facilities in the PRC, approximately US$5.9 million for the establishment of a new steel wheel manufacturing facility in India, and approximately US$11.1 million for the establishment of a new aluminum wheel manufacturing facility in the PRC;

•

approximately US$4.7 million for the expansion and enhancement of our research and development activities in order to further broaden our product offerings, including expanding our research and development centers in the PRC and collaborating with leading industry experts, as well as recruiting additional trained personnel;

•

approximately US$2.9 million for the expansion and strengthening of our PRC aftermarket distribution network and increasing the size of our sales and marketing team and the level of our promotional activities in the PRC, with a particular focus on increasing penetration of medium- and small-sized cities and rural areas;

•

approximately US$2.9 million for the expansion of our international sales in India, select countries in Southeast Asia and the Middle East, North America, Europe and possibly other markets, including through increasing our sales and marketing activities internationally, expanding our network of distributors and potentially entering into strategic acquisitions or other partnerships to increase our penetration of those markets; and

•	the remaining portion for working capital and general corporate purposes.

The foregoing use and allocation of our net proceeds from this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of any expenditure may vary depending on the amount of cash generated by our operations, competitive developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility and discretion to apply the net proceeds we will receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. However, as we cannot predict what future events or other changes in the business climate will occur, we are unable to determine at this time any different use and allocation of our net proceeds more specifically. Pending their use, we intend to place our net proceeds in short-term bank deposits. See “Risk Factors,” “Special Notes Regarding Forward-Looking Statements” and elsewhere in this prospectus for known and unknown risks, uncertainties and other factors which may affect our industry and our business and in turn affect our intended use of proceeds.

In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we receive from this offering to make loans or additional capital contributions to our PRC operating subsidiaries.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2010:

•	on an actual basis; and

•

on an as adjusted basis to reflect the issuance and sale of 46,440,000 ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$7.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

As of the date of this prospectus, there has been no material change to our capitalization as set forth below. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2010
	Actual		As Adjusted
	RMB	US$	RMB	US$
	(in thousands)
Non-current bank borrowings(1)	238,500	36,136	238,500	36,136
Shareholders’ equity:
Share capital, par value US$0.0001 per share, 160,000,000 shares issued and outstanding and 206,440,000 shares issued and outstanding on an as adjusted basis	106	16	136	21
Additional paid-in capital	234	34	464,300	70,349
Capital reserve	546,155	82,751	546,155	82,751
PRC statutory reserve	55,719	8,443	55,719	8,443
Retained profits	454,415	68,851	454,415	68,851

Total shareholders’ equity	1,056,629	160,095	1,520,725	230,415

Total capitalization(2)	1,295,129	196,231	1,759,225	266,551

(1)	Of our non-current bank borrowings as of December 31, 2010, RMB19.5 million (US$3.0 million) were secured by pledges of our assets and RMB219.0 million (US$33.1 million) were guaranteed by some of our subsidiaries.
(2)	Total capitalization includes non-current bank borrowings and total shareholders’ equity.

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of the underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed initial public offering price of US$7.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$10.8 million.

DILUTION

If you invest in our ADSs, your investment will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2010 was approximately RMB1,039.6 million (US$157.5 million), or RMB6.50 (US$0.98) per ordinary share and US$3.94 per ADS. Net tangible book value represents the amount of our total assets minus the amount of our total liabilities and intangible assets. Dilution is determined by subtracting net tangible book value per ordinary share, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in such net tangible book value after December 31, 2010, other than to give effect to our sale of the ADSs offered in this offering, at the assumed initial public offering price of US$7.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of December 31, 2010 would have increased to US$227.8 million or US$1.10 per ordinary share and US$4.41 per ADS. This represents an immediate increase in net tangible book value of US$0.12 per ordinary share and US$0.47 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$0.65 per ordinary share and US$2.59 per ADS to investors purchasing ADSs in this offering. The following table illustrates such per ordinary share dilution:

Estimated initial public offering price per ordinary share	US$	1.75
Net tangible book value per ordinary share as of December 31, 2010	US$	0.98
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$	0.65
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$	2.59

A US$1.00 increase (decrease) in the assumed initial public offering price of US$7.00 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$10.8 million, or by US$0.05 per ordinary share and US$0.21 per ADS, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes the number of ordinary shares purchased from us as of December 31, 2010, the total consideration paid to us and the average price per ordinary share/ADS paid by existing investors and by new investors purchasing ordinary shares evidenced by ADSs in this offering at the assumed initial public offering price of US$7.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, after giving effect to underwriting discounts and commissions and estimated offering expenses payable by us.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$7.00 per ADS would increase (decrease) the total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$11.6 million, US$11.6 million and US$0.23, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased		Total Consideration			Average Price per Ordinary Share		Average Price per ADS
	Number	Percent	Amount		Percent
Existing shareholders	160,000,000	77.5%	US$	84,498,613	51.0%	US$	0.53	US$	2.11
New investors	46,440,000	22.5	US$	81,270,000	49.0	US$	1.75	US$	7.00

Total	206,440,000	100.0%	US$	165,768,613	100.0%